Exhibit 99.1
Letter to Shareholders of ICON plc.

Dear All

We are disappointed to note that in its recently published voting recommendations document Institutional Shareholder Services Inc (“ISS”) are recommending a no vote on resolutions 6, 7 and 8 at the Company’s forthcoming AGM on July 21, 2008 in which the Board is looking for the authority to establish a new share option plan to replenish the pool of shares available for awards to our employees and directors.  In addition, the Board is seeking to establish a modest restricted share unit plan to provide greater flexibility in the Company’s compensation programs.

In its report ISS acknowledges that the Company has developed its share compensation schemes in light of US best practise and that the Company’s incentive structure is appropriate for the US.  However, it notes that it is ISS policy to analyse a company against the governance practises of its registered country and not of its primary listing.  Therefore ISS has evaluated the Company’s proposed compensation schemes by reference to the Company’s registration in Ireland and not to its primary listing on the US NASDAQ.

In his Chairman’s letter of June 16, 2008, John Climax outlined the reasons why he felt it appropriate and in the best interests of the Company and shareholders to introduce these share award plans.  We again would like to take this opportunity to strongly recommend that you vote in favour of resolutions 6, 7 and 8 for the following reasons:

•
As a professional services, people-based company, the granting of share awards to employees is an important component of the Company’s compensation programs.  Each year, for the past 10 years, we have granted approximately 2% of our shares as options to a wide group of staff throughout the Company.  During that time we have enjoyed significant growth and a staff turnover rate which we believe is below the average in our industry.  We need your approval of these resolutions to ensure we can continue to incentivise our staff and enhance retention through the use of share options and share based compensation;

•
The Company’s share award plans are open to all employees at manager level and above.  Option grants to non-executive directors have only been 53,000 in the period from 2003 to 2007.  During those 5 years 3,612,319 options were granted in total, only 209,000 of which were awarded to the Chairman, CEO or CFO.  Therefore our plans are clearly directed at giving as wide a group as possible an equity stake in the Company;

•
ICON plc is a company registered in Ireland but with its primary listing on the US NASDAQ.  Almost all trading in our shares occurs on the NASDAQ exchange.  We report in US GAAP and nearly half of our employees and a large proportion of our customers are located in the US.  Our shareholder base is predominantly in the US and we have always sought to operate to the highest standards of US corporate governance.  All our major competitors are US companies and in similar circumstances ISS do not recommend against their option and stock plans.  We have analysed the potential dilution of the proposed plans by reference to share plan cost and utilisation guidelines commonly used by US institutional shareholder advisors.  We believe that the cost of the proposed share plans and the historical rate at which the Company has granted options under its previous share option plans are reasonable and acceptable, and are consistent with US market best practices.

We therefore ask for your vote in favour of these resolutions (6, 7 and 8).  While ISS has recommended against, their recommendation is based on the fact of our incorporation in Ireland which causes them to apply Irish and British institutional investor guidelines, and does not recognise our de facto US focus and shareholder base, and the fact that we operate and compete in a truly global industry.

We respectfully request your continued support.  Further detail regarding the specifics of these individual share compensation plans may be found in the Chairman’s letter and appendices of June 16 which we have filed with the SEC on EDGAR.

Regards
/s/ Peter Gray
CEO ICON plc